EXHIBIT 99.1

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995, AND

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
   Somerset Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

February 4, 1998

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1997 AND 1996

--------------------------------------------------------------------------------
ASSETS                                                     1997          1996

CURRENT ASSETS:

  Cash and cash equivalents                           $ 32,141,000  $ 33,477,000
  Investment securities                                 15,963,000     1,008,000
  Accounts receivable (net of allowance for doubtful
   accounts of $250,000 and $100,000, respectively)      3,526,000     6,172,000
  Inventories                                            1,077,000     1,704,000
  Prepaid expenses and other current assets              1,266,000     3,510,000
                                                       -----------  ------------
     Total current assets                               53,973,000    45,871,000



PROPERTY AND EQUIPMENT - Net                               752,000     4,891,000



INTANGIBLE ASSETS - Net                                  1,066,000     1,259,000



OTHER ASSETS                                             1,648,000       856,000
                                                       -----------  ------------

                                                      $ 57,439,000  $ 52,877,000
                                                       ===========  ============


--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                      1997          1996

CURRENT LIABILITIES:
  Accounts payable                                    $   516,000   $   651,000
  Royalty payable                                       1,172,000     1,626,000
  Medicaid payable                                        687,000     1,039,000
  Other accrued expenses                                  853,000     1,454,000
  Accrued research and development                      4,394,000     4,578,000
  Income taxes payable                                  5,099,000     6,032,000
  Accrued sales returns                                   906,000       580,000
  Accrued compensation                                    600,000     1,494,000
  Amounts due to related parties                        1,433,000     1,621,000

     Total current liabilities                         15,660,000    19,075,000
                                                      -----------   -----------

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 13,719
    shares authorized, 11,297 shares issued                    -             -
  Retained earnings                                    42,231,000    34,254,000
  Less treasury stock, 644 shares at cost                (452,000)     (452,000)
                                                      -----------   -----------


    Total stockholders' equity                         41,779,000    33,802,000
                                                      -----------   -----------

                                                     $ 57,439,000  $ 52,877,000
                                                     ============  ============

See notes to consolidated financial statements.


SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

-------------------------------------------------------------------------------
                                 1997               1996               1995

NET SALES                   $ 66,956,000      $ 101,512,000      $ 107,365,000
                            -------------     --------------     -------------

COSTS AND EXPENSES:

  Cost of sales                6,622,000         12,672,000         13,617,000
  Marketing                    5,757,000          6,263,000          4,862,000
  Research and development    13,073,000         20,118,000         17,904,000
  Administrative               7,338,000          9,574,000          8,601,000
                               ----------         ----------         ---------

                              32,790,000         48,627,000         44,984,000
                              -----------        -----------        ----------

                              34,166,000         52,885,000         62,381,000

OTHER INCOME - Net             2,735,000          1,732,000          2,172,000
                               ----------         ----------         ---------

INCOME BEFORE INCOME TAXES    36,901,000         54,617,000         64,553,000

PROVISION FOR INCOME TAXES    12,924,000         18,815,000         20,200,000
                              -----------        -----------        ----------

NET INCOME                  $ 23,977,000       $ 35,802,000       $ 44,353,000
                            =============      =============      ============


See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                       COMMON STOCK                TREASURY STOCK
                                  -----------------------      ---------------------          RETAINED        STOCKHOLDERS'
                                    SHARES      AMOUNT            SHARES    AMOUNT             EARNINGS          EQUITY

BALANCE, DECEMBER 31, 1994          11,297   $       -               644 $(452,000)       $   26,099,000       $ 25,647,000

  Net income                             -           -                 -          -           44,353,000         44,353,000

  Dividends                              -           -                 -          -          (36,000,000)       (36,000,000)
                                 ---------   ---------         ---------  ---------         -------------      ------------

BALANCE, DECEMBER 31, 1995          11,297           -               644  (452,000)           34,452,000         34,000,000

  Net income                             -           -                 -          -           35,802,000         35,802,000

  Dividends                              -           -                 -          -          (36,000,000)       (36,000,000)
                                 ---------   ---------         ---------  ---------         -------------      ------------

BALANCE, DECEMBER 31, 1996          11,297           -               644  (452,000)           34,254,000         33,802,000

  Net income                             -           -                 -          -           23,977,000         23,977,000

  Dividends                              -           -                 -          -          (16,000,000)       (16,000,000)
                                 ---------   ---------         ---------  ---------         -------------      ------------

BALANCE, DECEMBER 31, 1997          11,297   $       -               644 $(452,000)         $ 42,231,000       $ 41,779,000
                                 =========   =========         =========  ========          =============      ============


See notes to consolidated financial statements.


SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  1997                1996                1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                      $ 23,977,000        $ 35,802,000        $ 44,353,000
  Adjustments to reconcile net income to net cash
     provided by operating activities:

       Depreciation and amortization                                   952,000           1,048,000             847,000
       Deferred tax expense (benefit)                                   (8,000)           (736,000)            283,000
       Loss on sale of property and equipment                          422,000                   -                   -
       Deferred revenue                                                      -             (63,000)           (229,000)
       Changes in operating assets and liabilities:

         Accounts receivable                                         2,646,000           7,703,000           6,778,000
         Inventories                                                   627,000           4,847,000          (1,258,000)
         Prepaid expenses and other current assets                   2,415,000          (1,438,000)           (398,000)
         Accounts payable                                             (135,000)           (861,000)          1,220,000
         Royalty payable                                              (454,000)         (3,050,000)         (1,174,000)
         Accrued marketing costs                                             -                   -         (11,000,000)
         Accrued research and development                             (184,000)          2,657,000              20,000
         Other accrued expenses                                     (1,521,000)          2,084,000            (350,000)
         Income taxes payable                                         (933,000)          1,642,000            (627,000)
         Amounts due to related parties                               (188,000)           (454,000)           (243,000)
                                                                   -------------        ------------         ---------
     Net cash provided by operating activities                      27,616,000          49,181,000          38,222,000
                                                                   -------------        ------------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Net (increase) decrease in investment securities                 (14,955,000)           (828,000)          3,158,000
  Purchases of property and equipment                                  (42,000)           (251,000)         (1,884,000)
  Proceeds from sale of property and equipment                       2,000,000                   -                   -
  Decrease in other assets                                              45,000              60,000             290,000
                                                                   -------------        ------------         ---------
Net cash (used in) provided by investing activities                (12,952,000)         (1,019,000)          1,564,000


                                                                     (Continued)
                                      -5-



SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1997                1996                1995

CASH FLOWS FROM FINANCING ACTIVITIES -

  Dividends paid on common stock                                 $ (16,000,000)      $ (36,000,000)      $ (36,000,000)
                                                                   -----------        ------------        ------------

     Cash used in financing activities                             (16,000,000)        (36,000,000)        (36,000,000)
                                                                   -----------        ------------        ------------

NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                                  (1,336,000)         12,162,000           3,786,000

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                                 33,477,000          21,315,000          17,529,000
                                                                   -----------        ------------        ------------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                                     $ 32,141,000        $ 33,477,000        $ 21,315,000
                                                                   ===========         ===========         ===========

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION -
    Cash paid during the year for income taxes                    $ 12,092,000        $ 20,409,000        $ 22,074,000
                                                                  =============       =============       ============


See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
-------------------------------------------------------------------------------


1.       PRINCIPLES OF CONSOLIDATION AND OPERATIONS

         The consolidated financial statements include the accounts of Somerset Pharmaceuticals, Inc. (the "Company") and its wholly owned subsidiaries, Somerset Pharmaceuticals Holding Company and Somerset Caribe, Inc. The Company is jointly owned by Mylan Laboratories, Inc. and Watson Pharmaceuticals, Inc. ("Watson"), with each owning 50% of the outstanding common stock of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company, incorporated in February 1986, is engaged in the development, testing and marketing of drugs to be used in the treatment of various human disorders. Currently, the Company manufactures (at its facility in Puerto Rico), markets and sells Eldepryl, which is used as a treatment for Parkinson's Disease. The Company had exclusivity relating to the chemical compound Eldepryl for use as a treatment for late stage Parkinson's Disease through June of 1996. In May 1996, the Company received approval from the Food and Drug Administration for Eldepryl capsules and withdrew the tablet form from the marketplace. Competitors entered the marketplace with a generic version of the tablet in August 1996. The loss of exclusivity and the introduction of competitive products could have a material impact on the Company's future operating results.

         The Company is party to an exclusive 14-year agreement (through November 22, 2003) with Chinoin Pharmaceutical Company ("Chinoin") of Budapest, Hungary under which Eldepryl and other new potential drugs resulting from Chinoin research are made available for licensing by the Company. The license agreement required the Company to pay royalties equal to 7% of net sales of Eldepryl including sub-license revenues. During 1996, the license agreement was amended to reduce the Eldepryl royalties to 3.5% of net sales subsequent to May 31, 1996. The Company incurred royalty expense of approximately $2,716,000, $5,917,000, and $8,473,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The license agreement also requires the Company to purchase the main raw material used in the manufacture of Eldepryl from Chinoin through 1999.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. CASH AND CASH EQUIVALENTS - The Company generally considers debt instruments purchased with a maturity of three months or less and investments in money market accounts to be cash equivalents.

         b. INVESTMENT SECURITIES - The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1997 and 1996, the investment securities were available-for-sale, and there were no material unrealized gains or losses. Proceeds from sales and maturities of investments were $44,973,000 and $4,968,000, respectively, in 1997 and 1995 and realized gains or losses were not material. There were no sales or maturities of investments in 1996. The gain or loss on sale is based on the specific identification method.

         c. INVENTORIES - Inventories are stated at the lower-of-cost or market, with cost determined on a first-in, first-out basis.

         d. PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets by the straight-line method. Estimated useful lives are five to seven years for machinery and equipment and furniture and fixtures and was 35 years for the building.

         e. INTANGIBLE ASSETS - Intangible assets are amortized on a straight-line basis over 14 years.

         f. RESEARCH AND DEVELOPMENT - Research and development costs are expensed as incurred.

         g. CONCENTRATION OF CREDIT RISK - The Company's product is sold throughout the United States principally to distributors and wholesalers in the pharmaceutical industry. The Company performs ongoing credit evaluation of its customers' financial condition and generally requires no collateral from its customers.

         h. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         i. RECLASSIFICATIONS - Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

3.       INVENTORIES

         Inventories consist of the following at December 31, 1997 and 1996:

                                          1997               1996

Raw material                         $ 461,000        $ 1,083,000
Work in process                          1,000            373,000
Finished goods                         615,000            248,000
                                   -----------        -----------
Total                              $ 1,077,000        $ 1,704,000
                                   ===========        ===========


4.       PROPERTY AND EQUIPMENT

         Property and equipment consist of the following at December 31, 1997 and 1996:

                                              1997               1996

Land                                       $        -        $   300,000
Building                                            -          2,255,000
Machinery and equipment                     1,263,000          4,281,000
Furniture and fixtures                         97,000            153,000
                                           ----------        -----------

                                            1,360,000          6,989,000
Less accumulated depreciation                 608,000          2,098,000
                                           ----------        -----------
Property and equipment - net               $  752,000        $ 4,891,000
                                           ==========        ===========

5.       SUB-LICENSE OF RIGHTS

         On February 9, 1988, the Company granted a sub-license to its exclusive right and license to use its technology to Draxis Health Inc. (formerly Deprenyl Research Limited) to commercialize certain drugs in Canada for 15 years. The Company receives a royalty of 11% of Draxis Health Inc.'s net sales over the license period.

         Royalty income, net of related royalty expense payable to Chinoin, included in other income for the years ended December 31, 1997, 1996 and 1995 was approximately $261,000, $175,000 and $197,000, respectively.

6.       INTANGIBLE ASSETS

         Intangible assets primarily represent the cost of a modification to the terms of the Chinoin Agreement, less accumulated amortization of $1,639,000, and $1,446,000 at December 31, 1997 and 1996, respectively.

7.       CO-PROMOTIONAL AGREEMENT

         In 1990, the Company entered into an agreement with Sandoz Pharmaceuticals Corporation ("Sandoz") to co-promote the product Eldepryl. The agreement required Sandoz, among other things, to expend, at a minimum, a predetermined amount for advertising during each year of the agreement. In December 1994, the Company amended its co-promotional agreement with Sandoz. The amended agreement eliminated certain residual period payments to Sandoz, shortened the term to March 31, 1996, eliminated certain sales force detail requirements and required certain payments to be made to the Company if a predetermined level of sales was not achieved.

         During 1995 the Company entered into an agreement with CoCensys, Inc. ("CoCensys") for the promotion of Elderpryl. The agreement was effective January 1, 1996 and had an initial term of two years. Under the terms of the original agreement, the Company would have compensated CoCensys, based on a predetermined formula that considered both the number of new prescriptions written and the net sales dollars achieved in each quarter. During 1996 and 1997, the agreement was modified with respect to term, new prescriptions and detail calls. During 1997, CoCensys was acquired by Watson. In January 1998, the Company entered into an agreement to pay Watson $4.8 million for the promotion and marketing of Elderpryl during 1998.

         During 1997, 1996 and 1995, the Company expensed (net of any payments required to be made to the Company by Sandoz in 1995) $3,800,000, $1,230,000 and $5,304,000, respectively, pursuant to these agreements. Additionally, certain co-promotional fees paid by Sandoz at the commencement of the 1990 agreement were recognized ratably by the Company during the term of the agreement (six years, expiring on March 31, 1996), and certain costs associated with the procurement, negotiating and execution of the agreement by the owners of the Company were incurred by the Company in approximately the same amount.

8.       OTHER INCOME

         In November 1994, the Company prevailed in litigation it brought against foreign defendants who were selling and marketing chemical compounds similar to Eldepryl without FDA approval. In late 1997, a final judgment was rendered by the United States Federal District Court. In November 1997, the Company received and recorded as other income approximately $1,225,000 for settlement of the litigation and reimbursement of related costs.

         During November 1997, the Company sold its research and development facility and related equipment with a net book value of approximately $3,422,000 for $3,000,000. The resulting loss of $422,000 is recorded as a reduction in other income. The Company financed in the form of a note $1,000,000 of the sales price. The note receivable is collateralized by the facility and will be collected in 60 monthly installments bearing interest at 8%. Current and non-current portions are included with prepaid expenses and other current assets and other assets, respectively, in the consolidated balance sheet at December 31, 1997.

9.       INCOME TAXES

         The income tax provision consists of the following for the years ended December 31, 1997, 1996 and 1995:

                               1997               1996               1995

Current tax expense:

  Federal                $ 10,283,000      $ 15,257,000        $ 15,625,000
  State                     2,549,000         4,194,000           4,177,000
  Foreign                     100,000           100,000             115,000
                         ------------      ------------        ------------
                           12,932,000        19,551,000          19,917,000
                         ------------      ------------        ------------
Deferred tax expense (benefit):

  Federal                      (7,000)         (669,000)            256,000
  State                        (1,000)          (67,000)             27,000
                         ------------      ------------        ------------

                               (8,000)         (736,000)            283,000
                         ------------      ------------        ------------

Total provision
 for income taxes        $ 12,924,000      $ 18,815,000        $ 20,200,000
                         ============      ============        ============


         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred taxes (which are included in "Other Assets" in the balance sheet) at December 31, 1997 and 1996 are as follows:

                                                 1997               1996

Deferred tax assets:

  Deferred compensation                       $ 223,000          $ 557,000
  Inventory valuation allowance                 243,000            230,000
  Chargeback and rebate allowances              593,000            216,000
  Other                                          95,000             37,000
                                              ---------          ---------

                                              1,154,000          1,040,000

Deferred tax liabilities -
 different methods of accounting
 between financial and income tax
 reporting for amortization                     326,000            220,000
                                              ---------          ---------

    Net deferred tax assets                   $ 828,000          $ 820,000
                                              =========          =========

The statutory federal income tax rate is reconciled to the effective tax rate as follows for the years ended December 31, 1997, 1996 and 1995:

                                    1997           1996         1995

Tax at statutory rate               35.0 %         35.0 %      35.0 %
State income tax
 (net of federal benefit)            3.8            3.6         2.8
Tax credits                         (7.9)          (9.5)       (9.4)
Tollgate tax                         3.4            4.0         3.9
Other                                0.7            1.3        (1.0)
                                   -----          -----       -----

Effective tax rate                  35.0 %         34.4 %      31.3 %
                                   =====          =====       =====

         Tax credits result principally from operations in Puerto Rico. See Note 13.

10.      RELATED PARTY TRANSACTIONS

         The Company incurs expenses for ongoing management services and over a six-year period (which ended March 31, 1996) for specific services related to the procurement, negotiation and execution of the original co-promotion agreement by the owners of the Company. The Company also has other transactions with one or both of its owners as detailed below for the years ended December 31, 1997, 1996 and 1995:


                                                                      1997               1996               1995

Management fees                                                  $ 3,348,000        $ 5,076,000        $ 5,370,000
Marketing and advertising                                            775,000                  -                  -
Research and development                                              90,000          1,250,000                  -
Inventory handling and distribution fees                             465,000            519,000            415,000
Rent - equipment and facilities                                      640,000          1,217,000          1,416,000


11.      SIGNIFICANT CUSTOMERS

         The Company had sales to certain customers which individually exceeded 10% of sales. In 1997 sales to five major customers were $15,878,000, $13,498,000, $11,427,000, $8,658,000 and $7,746,000, respectively. In
         1996 sales to three major customers were $23,200,000, $21,259,000 and $18,692,000, respectively. In 1995 sales to four major customers were of $23,986,000, $23,467,000, $15,733,000 and $13,111,000, respectively.

12.      EMPLOYEE BENEFIT PLANS

         The Company has a defined contribution profit sharing plan covering substantially all employees. Contributions are made at the discretion of the Board of Directors. Additionally, during 1994, the Company initiated a deferred compensation plan for certain key employees. During 1997, the Company terminated the deferred compensation plan. During 1997, 1996 and 1995, the Company recorded expense of $-0-, $954,000 and $83,000, respectively, under these plans. The Company expects to terminate the defined contribution profit sharing plan during 1998 without significant impact on 1998 operating results.

13.      CONTINGENCY

         In connection with an examination of the Company's Federal tax returns for the three years ended December 31, 1995, representatives of the Internal Revenue Service (the "Service"), in June 1997, issued to the Company a report that contains proposed adjustments to the Company's use of tax credits under Internal Revenue Code section 936.

         Under the proposed adjustments, the Company could be subject to approximately $13 million of additional income tax and interest charges that have not been accrued at December 31, 1997.

         Management believes that the Company has met all of the requirements to qualify for the tax credits available under Internal Revenue Code section 936, and intends to vigorously defend its position on this matter.

                                   * * * * * *